# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alamar Biosciences, Inc., CIK 0002104204
CUSIP: 010911105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 47071 Bayside Parkway, Fremont, California (CA), 94538
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002126941

## Reporting persons
- Yuling Luo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,304,566; shared voting power 1,224,152; sole dispositive power 3,304,566; shared dispositive power 1,224,152; aggregate amount beneficially owned 4,528,718 (6.4% of the class)

## Item 1. Issuer
Name of issuer: Alamar Biosciences, Inc.
Address of issuer's principal executive offices: 47071 Bayside Parkway, Fremont, CA, 94538.

## Item 2. Person Filing
Name of person filing: Yuling Luo
Address of principal business office or, if none, residence:
47071 Bayside Parkway
Fremont, CA 94538
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of the Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of Common Stock beneficially owned by the Reporting Person and is incorporated by reference. Row 9 includes 1,440,501 shares of Common Stock issuable within 60 days of June 30, 2026, upon the exercise of stock options held by the Reporting Person and 1,224,152 shares of Common Stock held by the Reporting Person's spouse.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026, and is incorporated by reference. The percentage set forth in each row 11 is based upon 69,387,732 shares of Common Stock outstanding as of June 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 11, 2026.
Sole power to vote or to direct the vote: Row 5 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to vote or to direct the vote.
Shared power to vote or to direct the vote: Row 6 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has shared power to vote or to direct the vote.
Sole power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has the sole power to dispose or to direct the disposition.
Shared power to dispose or to direct the disposition: Row 7 of the Reporting Person's cover page to this Schedule 13G sets forth the number of shares over which the Reporting Person has shared power to dispose or to direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yuling Luo: /s/ Yuling Luo, Yuling Luo (08/13/2026)